EXHIBIT 99.1

Endeavour Silver Announces Q2 2023 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, Aug. 08, 2023 (GLOBE NEWSWIRE) --  Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its financial and operating results for the three and six months ended June 30, 2023. All dollar amounts are in US dollars (US$).

“While we have been successful at managing the inflation trend over the last two years, costs are now outpacing our mitigation efforts. The Mexican Peso has strengthened to a seven year high against the US dollar, which is impacting costs across our operations,” stated Dan Dickson, Chief Executive Officer. “Originally, our 2023 guidance had assumed a 20:1 Mexican Peso per US dollar exchange rate; however the current rate is just under 17:1; representing a 14% increase. Our bottom line has been impacted two-fold, through both inflation and foreign exchange. Cost control will continue to be a key focus for the operations group as cost pressures are expected to continue for the remainder of the year.”

Q2 2023 Highlights

  Production Tracking In-Line with Guidance: 1,494,000 ounces (oz) of silver and 9,819 oz of gold for 2.3 million oz silver equivalent (AgEq)(1) totalling 4.7 million oz AgEq for the first half of the year.
  Revenue: $50.0 million from the sale of 1,299,672 oz of silver and 9,883 oz of gold at average realized prices of $24.13 per oz silver and $1,976 per oz gold.
  Cash Flow: $11.1 million in operating cash flow before working capital changes(2) and $18.8 million in Mine operating cash flow before taxes(2) .
  Negative Earnings due to Non-Cash Item: Net loss of $1.1 million, or $0.01 per share. Adjusted earnings of $2.1 million(2) after adjusting for a $3.2 million change in the fair value of investments.
  Higher Costs Due to Strengthened Peso and Industry-Wide Inflation: Cash costs(2) of $13.52 per oz payable silver and all-in sustaining costs(2) of $22.15 per oz payable silver, net of gold credits. Costs were impacted by both inflationary pressures and a strengthened Mexican Peso. During the year, the Mexican Peso has appreciated by 14%. Cash cost and all-in-sustaining costs metrics were also impacted by lower silver grades at Guanacevi due to changes in mine sequencing. It is expected that grades will return to plan in Q3.
  Management Continues to Monitor Macroeconomic Conditions Closely: Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics previously provided in the Company’s 2023 guidance. Management anticipates costs to align to similar levels with H1 2023 actual cost metrics of $12.27 per oz for cash cost and $21.11 per oz for AISC.
  Healthy Balance Sheet: Cash position of $43.5 million and working capital(2) of $78.2 million. Cash decreased as funds were spent on development activities at Terronera.
  Metal Inventory: Finished goods totaled 637,439 oz silver and 1,519 oz gold bullion inventory.
  Construction and Development Update at Terronera: The Company has made significant progress on development activities, with overall construction progress 30% complete. The project remains on schedule for initial production in Q4 2024. (see news release dated July 20, 2023)
  Terronera Debt Financing: Completion of the definitive loan documentation for the $120 million senior secured debt facility remains on track for execution in Q3 (see news release dated April 18, 2023).
  Filed At-The-Market Prospectus Supplement for up to US$60 million: Proceeds to be used for funding development of the Terronera mine, and other growth initiatives including the Pitarrilla and Parral properties as well as prospective acquisitions and general working capital purposes (see news release dated June 27, 2023)

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended June 30			Q2 2023 Highlights	Six Months Ended June 30
2023	2022	% Change		2023	2022	% Change
			Production
1,494,000	1,359,207	10%	Silver ounces produced	3,117,545	2,674,162	17%
9,819	9,289	6%	Gold ounces produced	19,161	17,984	7%
1,482,255	1,346,276	10%	Payable silver ounces produced	3,090,467	2,649,816	17%
9,636	9,117	6%	Payable gold ounces produced	18,820	17,666	7%
2,279,520	2,102,327	8%	Silver equivalent ounces produced(1)	4,650,425	4,112,882	13%
13.52	10.08	34%	Cash costs per silver ounce(2)(3)	12.27	10.14	21%
18.54	14.26	30%	Total production costs per ounce(2)(4)	16.92	14.69	15%
22.15	19.56	13%	All-in sustaining costs per ounce (2)(5)	21.11	20.22	4%
228,575	201,361	14%	Processed tonnes	439,648	407,508	8%
138.16	132.63	4%	Direct operating costs per tonne(2)(6)	135.26	127.69	6%
169.59	148.11	15%	Direct costs per tonne(2)(6)	169.54	148.32	14%
16.96	14.12	20%	Silver co-product cash costs(7)	15.90	14.74	8%
1,367	1,144	19%	Gold co-product cash costs(7)	1,303	1,169	11%
			Financial
50.0	30.8	62%	Revenue ($ millions)	105.5	88.5	19%
1,299,672	602,894	116%	Silver ounces sold	2,967,080	2,320,662	28%
9,883	9,792	1%	Gold ounces sold	19,009	18,173	5%
24.27	22.72	7%	Realized silver price per ounce	23.65	23.95	(1%)
1,955	1,840	6%	Realized gold price per ounce	1,937	1,900	2%
(1.1)	(11.9)	91%	Net earnings (loss) ($ millions)	5.4	(0.3)	2170%
2.1	(4.3)	149%	Adjusted net earnings (loss) (11) ($ millions)	5.5	2.0	172%
12.5	4.5	180%	Mine operating earnings ($ millions)	28.6	24.7	15%
18.8	8.8	115%	Mine operating cash flow before taxes ($ millions)(8)	41.3	35.5	16%
11.5	3.6	207%	Operating cash flow before working capital changes(9)	23.6	24.2	(3%)
11.4	(4.3)	365%	EBITDA(10) ($ millions)	30.8	21.3	45%
78.2	149.7	(48%)	Working capital (12) ($ millions)	78.2	149.7	(48%)
			Shareholders
(0.01)	(0.07)	86%	Earnings (loss) per share – basic ($)	0.03	0.00	100%
0.01	(0.02)	146%	Adjusted earnings (loss) per share – basic ($)(11)	0.03	0.01	151%
0.06	0.02	190%	Operating cash flow before working capital changes per share(9)	0.12	0.14	(10%)
191,446,597	180,974,609	6%	Weighted average shares outstanding	190,867,192	176,291,929	8%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For the three months ended June 30, 2023, revenue, increased by 62% to $50.0 million (Q2 2022: $30.8 million).

Gross sales of $50.9 million in Q2 2023 represented a 61% increase over the $31.7 million in Q2 2022. Silver oz sold increased 116% due to both increased production and the impact of withholding of a significant amount of silver finished goods inventory during Q2, 2022.   There was a 7% increase in the realized silver price resulting in a 131% increase in proceeds from silver sales. Gold oz sold increased 1% with a 6% increase in realized gold prices resulting in a 7% increase in proceeds from gold sales. During Q2, 2023 the Company sold 1,299,672 oz silver and 9,883 oz gold, for realized prices of $24.27 and $1,955 per oz, respectively, compared to sales of 602,894 oz silver and 9,792 oz gold, for realized prices of $22.72 and $1,840 per oz, respectively, in the same period of 2022. In Q2, 2023, London spot prices averaged $24.13 and $1,976, respectively

The Company increased its finished goods to 637,439 oz silver and slightly decreased its finished goods gold inventory to 1,519 oz gold at June 30, 2023 compared to 530,250 oz silver and 1,707 oz gold at December 31, 2022. The cost allocated to these finished goods was $13.8 million as at June 30, 2023, compared to $7.4 million at March 31, 2023. At June 30, 2023, the finished goods inventory fair market value was $17.6 million, compared to $14.7 million at March 31, 2023.

After cost of sales of $37.5 million (Q2 2022 - $26.3 million), an increase of 43%, mine operating earnings were $12.5 million (Q2 2022 - $4.5 million). The increase in the cost of sales compared to the prior period was driven by significantly higher silver ounces sold in the current period, a strengthened Mexican peso and higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures. Additionally, the Company incurred increased royalty costs during Q2, 2023 compared to the prior period,

The Company had operating earnings of $5.4 million (Q2 2022: operating loss of $1.3 million) after exploration and evaluation costs of $4.3 million (Q2 2022: $3.8 million), general and administrative costs of $2.4 million (Q2 2022: $1.3 million) and a write off of exploration properties of $0.4 million (Q2, 2022 - $0.5 million).

Earnings before income taxes was $4.2 million (Q2 2022: loss before taxes of $8.8 million) after finance costs of $0.4 million (Q2 2022: $0.3 million), a foreign exchange gain of $1.9 million (Q2 2022: loss of $0.3 million), and investment and other expense of $2.7 million (Q2 2022: $6.9 million). The investment and other expenses during Q2 2023 primarily resulted from an unrealized loss on marketable securities and warrants of $3.2 million (Q2 2022: $7.6 million).

The Company realized a net loss for the period of $1.1 million (Q2 2022: $11.9 million) after an income tax expense of $5.2 million (Q2 2022: $3.1 million).   Current income tax expense increased to $4.4 million (Q2 2022 - $1.3 million) due to increased profitability impacting the income tax and special mining duty, while deferred income tax expense of $0.8 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax (Q2 2022 – $1.8 million).

Direct operating costs(2) on a per tonne basis increased to $138.16, up 4% compared with Q2 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanacevi and Bolanitos from inflationary pressure during 2022 and the first half of 2023. As the Mexican peso strengthens, the Company’s Mexican peso denominated costs are increased in US dollar terms. Guanacevi and Bolanitos have seen increased labour, power and consumables costs.

Consolidated cash costs per oz(2), net of by-product credits, increased to $13.52 primarily driven by an increase in direct operating costs, an increase in royalties and special mining duties, partially offset by an increase in by-product gold sales and increased silver production.    AISC(2) decreased by 4% on a per oz basis compared to Q2 2022 due to the increase in cash costs and an increase in allocated corporate general and administrative expenses partially offset by increased silver production and slightly lower sustaining capital expenditures.

Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics previously provided in the Company’s 2023 guidance. Management anticipates costs to align to similar levels with H1 2023 actual cost metrics.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at gmeleger@edrsilver.com.

Conference Call

A conference call to discuss the Company’s Q2 2023 financial results will be held today at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, August 8, 2023 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0279#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger,
Vice President of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the June 30, 2023 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the June 30, 2023 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital
Expressed in thousands US dollars	As at June 30, 2023		As at December 31, 2022

Current assets		$126,678		$146,333
Current liabilities		48,439		52,749
Working capital		$78,239		$93,584

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share
Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for share numbers and per share amounts)	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	$(1,054)	$(11,923)	$5,402	$(261)
Change in fair value of investments	3,150	7,626	53	2,269
Adjusted net earnings (loss)	$2,096	$(4,297)	$5,455	$2,008
Basic weighted average share outstanding	191,446,597	180,974,609	190,867,192	176,291,929
Adjusted net earnings (loss) per share	$0.01	$(0.02)	$0.03	$0.01

Reconciliation of Mine Operating Cash Flow Before Taxes
Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Mine operating earnings per financial statements	$12,542	$4,472	$28,567	$24,741
Share-based compensation	(294)	113	(162)	240
Amortization and depletion	6,596	4,175	12,849	10,481
Mine operating cash flow before taxes	$18,844	$8,760	$41,254	$35,462

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share
Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2023	2022	2023	2022
Cash from (used in) operating activities per financial statements	$4,853	$(18,548)	$4,452	$3,185
Net changes in non-cash working capital per financial statements	(6,606)	(22,160)	(19,508)	(21,046)
Operating cash flow before working capital changes	$11,459	$3,612	$23,960	$24,231
Basic weighted average shares outstanding	191,446,597	180,974,609	190,867,192	176,291,929
Operating cash flow before working capital changes per share	$0.06	$0.02	$0.13	$0.14

Reconciliation of EBITDA and Adjusted EBITDA
Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	$(1,054)	$(11,923)	$5,402	$(261)
Depreciation and depletion – cost of sales	6,596	4,175	12,849	10,481
Depreciation and depletion – exploration	317	98	595	205
Depreciation and depletion – general & administration	54	51	116	99
Depreciation and depletion – care & maintenance	-	30	-	60
Finance costs	229	212	488	389
Current income tax expense	4,442	1,325	8,887	2,340
Deferred income tax expense	766	1,752	2,442	7,974
EBITDA	$11,350	$(4,280)	$30,779	$21,287
Share based compensation	416	972	2,041	2,499
Change in fair value of investments	3,150	7,626	53	2,269
Adjusted EBITDA	$14,916	$4,318	$32,873	$26,055
Basic weighted average shares outstanding	191,446,597	180,974,609	190,867,192	176,291,929
Adjusted EBITDA per share	$0.08	$0.02	$0.17	$0.15

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne
Expressed in thousands US dollars	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$14,878	$10,600	$25,478	$7,797	$12,031	$19,828
Smelting and refining costs included in net revenue	-	795	795	-	937	937
Opening finished goods	(4,848)	(1,063)	(5,911)	(7,908)	(2,995)	(10,903)
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct operating costs	20,287	11,294	31,581	16,053	10,654	26,707
Royalties	5,679	70	5,749	2,128	66	2,194
Special mining duty (1)	1,224	209	1,433	795	127	922
Direct costs	27,190	11,573	38,763	18,976	10,847	29,823
By-product gold sales	(8,469)	(10,853)	(19,322)	(5,719)	(12,302)	(18,021)
Opening gold inventory fair market value	2,500	995	3,495	3,724	3,763	7,487
Closing gold inventory fair market value	(1,629)	(1,268)	(2,897)	(4,662)	(1,061)	(5,723)
Cash costs net of by-product	19,592	447	20,039	12,319	1,247	13,566
Amortization and depletion	3,381	3,215	6,596	940	3,235	4,175
Share-based compensation	(147)	(147)	(294)	57	56	113
Opening finished goods depreciation and depletion	(1,115)	(355)	(1,470)	(1,689)	(897)	(2,586)
Closing finished goods depreciation and depletion	2,318	288	2,606	3,733	199	3,932
Total production costs	$24,029	$3,448	$27,477	$15,360	$3,840	$19,200

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	116,908	111,667	228,575	94,017	107,344	201,361
Payable silver ounces	1,348,366	133,889	1,482,255	1,190,568	155,708	1,346,276

Cash costs per silver ounce	$14.53	$3.34	$13.52	$10.35	$8.01	$10.08
Total production costs per ounce	$17.82	$25.75	$18.54	$12.90	$24.66	$14.26
Direct operating costs per tonne	$173.53	$101.14	$138.16	$170.75	$99.25	$132.63
Direct costs per tonne	$232.58	$103.64	$169.59	$201.84	$101.05	$148.11

Expressed in thousands US dollars	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$33,023	$18,971	$51,994	$25,681	$20,868	$46,549
Smelting and refining costs included in net revenue	-	1,451	1,451	-	1,591	1,591
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct operating costs	38,327	21,139	59,466	31,752	20,283	52,035
Royalties	12,150	134	12,284	6,362	149	6,511
Special mining duty (1)	2,494	294	2,788	1,526	371	1,897
Direct costs	52,971	21,567	74,538	39,640	20,803	60,443
By-product gold sales	(16,902)	(19,917)	(36,819)	(10,741)	(23,790)	(34,531)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(1,629)	(1,268)	(2,897)	(4,662)	(1,061)	(5,723)
Cash costs net of by-product	37,180	736	37,916	26,137	736	26,873
Amortization and depletion	6,855	5,994	12,849	4,850	5,631	10,481
Share-based compensation	(81)	(81)	(162)	120	120	240
Opening finished goods depreciation and depletion	(862)	(60)	(922)	(1,965)	(635)	(2,600)
Closing finished goods depreciation and depletion	2,318	288	2,606	3,733	199	3,932
Total production costs	$45,410	$6,877	$52,287	$32,875	$6,051	$38,926

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	219,283	220,365	439,648	195,270	212,238	407,508
Payable silver ounces	2,783,970	306,497	3,090,467	2,321,016	328,800	2,649,816

Cash costs per silver ounce	$13.36	$2.40	$12.27	$11.26	$2.24	$10.14
Total production costs per ounce	$16.31	$22.44	$16.92	$14.16	$18.40	$14.69
Direct operating costs per tonne	$174.78	$95.93	$135.26	$162.61	$95.57	$127.69
Direct costs per tonne	$241.56	$97.87	$169.54	$203.00	$98.02	$148.32

Expressed in thousands US dollars	June 30, 2023			June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Closing finished goods depletion	2,318	288	2,606	3,733	199	3,932
Finished goods inventory	$12,575	$1,250	$13,825	$19,897	$880	$20,777

Reconciliation of All-In Costs Per Ounce and AISC per ounce
Expressed in thousands US dollars	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$19,592	$447	$20,039	$12,319	$1,247	$13,566
Operations share-based compensation	(147)	(147)	(294)	57	56	113
Corporate general and administrative	1,228	477	1,705	401	155	556
Corporate share-based compensation	430	169	599	527	214	741
Reclamation - amortization/accretion	79	66	145	69	53	122
Mine site expensed exploration	327	350	677	360	308	668
Intangible payments	-	-	-	-	-	-
Equipment loan payments	245	489	734	246	488	734
Capital expenditures sustaining	6,300	2,920	9,220	7,050	2,788	9,838
All-In-Sustaining Costs	$28,054	$4,771	$32,825	$21,028	$5,310	$26,338
Growth exploration and evaluation			3,253			2,901
Growth capital expenditures			14,644			5,613
All-In-Costs			$50,722			$34,852

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	116,908	111,667	228,575	94,017	107,344	201,361
Payable silver ounces	1,348,366	133,889	1,482,255	1,190,568	155,708	1,346,276
Silver equivalent production (ounces)	1,663,223	616,297	2,279,520	1,488,550	613,777	2,102,327

Sustaining cost per ounce	$20.81	$35.64	$22.15	$17.66	$34.10	$19.56
All-In-costs per ounce			$34.22			$25.89

Expressed in thousands US dollars	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$37,180	$736	$37,916	$26,137	$736	$26,873
Operations share-based compensation	(81)	(81)	(162)	120	120	240
Corporate general and administrative	3,844	1,355	5,199	2,468	1,031	3,499
Corporate share-based compensation	1,449	511	1,960	1,444	603	2,047
Reclamation - amortization/accretion	158	128	286	134	106	240
Mine site expensed exploration	706	663	1,369	712	558	1,270
Intangible payments	-	-	-	29	12	41
Equipment loan payments	490	976	1,466	491	977	1,468
Capital expenditures sustaining	11,990	5,221	17,211	12,696	5,214	17,910
All-In-Sustaining Costs	$55,736	$9,509	$65,245	$44,230	$9,358	$53,588
Growth exploration and evaluation			6,316			5,314
Growth capital expenditures			27,370			10,538
All-In-Costs			$98,931			$69,440

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	219,283	220,365	439,648	195,270	212,238	407,508
Payable silver ounces	2,783,970	306,497	3,090,467	2,321,016	328,800	2,649,816
Silver equivalent production (ounces)	3,438,187	1,212,238	4,650,425	2,900,560	1,212,322	4,112,882

Sustaining cost per ounce	$20.02	$31.03	$21.11	$19.06	$28.46	$20.22
All-In-costs per ounce			$32.01			$26.21

Reconciliation of Sustaining Capital and Growth Capital
Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Capital expenditures sustaining	$9,220	$9,838	$17,211	$17,910
Growth capital expenditures	14,644	5,613	27,370	10,538
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$23,864	$15,451	$44,581	$28,448

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs
Expressed in thousands US dollars	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$14,878	$10,600	$25,478	$7,797	$12,031	$19,828
Smelting and refining costs included in net revenue	-	795	795	-	937	937
Royalties	5,679	70	5,749	2,128	66	2,194
Special mining duty (1)	1,224	209	1,433	795	127	922
Opening finished goods	(4,848)	(1,063)	(5,911)	(7,908)	(2,995)	(10,903)
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct costs	$27,190	$11,573	$38,763	$18,976	$10,847	$29,823

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	1,352,423.00	141,577	1,494,000	1,194,150	165,057	1,359,207
Average realized silver price ($)	24.27	24.27	24.27	22.72	22.72	22.72
Silver value ($)	32,823,265	3,436,069	36,259,335	27,131,088	3,750,095	30,881,183

Gold production (ounces)	3,885	5,934	9,819	3,680	5,609	9,289
Average realized gold price ($)	1,955	1,955	1,955	1,840	1,840	1,840
Gold value ($)	7,595,464	11,601,411	19,196,875	6,771,200	10,320,560	17,091,760

Total metal value ($)	40,418,729	15,037,481	55,456,210	33,902,288	14,070,655	47,972,943
Pro-rated silver costs (%)	81%	23%	65%	80%	27%	64%
Pro-rated gold costs (%)	19%	77%	35%	20%	73%	36%

Pro-rated silver costs ($)	22,080	2,644	25,345	15,186	2,891	19,198
Pro-rated gold costs ($)	5,110	8,929	13,418	3,790	7,956	10,625

Silver co-product cash costs ($)	16.33	18.68	16.96	12.72	17.51	14.12
Gold co-product cash costs ($)	1,315	1,505	1,367	1,030	1,418	1,144

Expressed in thousands US dollars	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$33,023	$18,971	$51,994	$25,681	$20,868	$46,549
Smelting and refining costs included in net revenue	-	$1,451	$1,451	-	1,591	1,591
Royalties	12,150	134	12,284	6,362	149	6,511
Special mining duty (1)	2,494	294	2,788	1,526	371	1,897
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Finished goods NRV adjustment	-	-	-	-	-	0
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct costs	52,971	21,567	74,538	39,640	20,803	60,443

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	2,792,347	325,198	3,117,545	2,328,000	346,162	2,674,162
Average realized silver price ($)	23.65	23.65	23.65	23.95	23.95	23.95
Silver value ($)	66,031,062	7,690,007	73,721,069	55,755,600	8,290,580	64,046,180

Gold production (ounces)	8,073	11,088	19,161	7,157	10,827	17,984
Average realized gold price ($)	1,937	1,937	1,937	1,900	1,900	1,900
Gold value ($)	15,636,792	21,476,620	37,113,413	13,598,300	20,571,300	34,169,600

Total metal value ($)	81,667,854	29,166,628	110,834,482	69,353,900	28,861,880	98,215,780
Pro-rated silver costs (%)	81%	26%	67%	80%	29%	65%
Pro-rated gold costs (%)	19%	74%	33%	20%	71%	35%

Pro-rated silver costs ($)	42,829	5,686	49,579	31,868	5,976	39,415
Pro-rated gold costs ($)	10,142	15,881	24,959	7,772	14,827	21,028

Silver co-product cash costs ($)	15.34	17.49	15.90	13.69	17.26	14.74
Gold co-product cash costs ($)	1,256	1,432	1,303	1,086	1,369	1,169

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce
Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Gross silver sales	$31,543	$13,698	$70,163	$55,582
Silver ounces sold	1,299,672	602,894	2,967,080	2,320,662
Realized silver price per ounces	$24.27	$22.72	$23.65	$23.95

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Gross gold sales	$19,322	$18,021	$36,819	$34,531
Gold ounces sold	9,883	9,792	19,009	18,173
Realized gold price per ounces	$1,955	$1,840	$1,937	$1,900

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated Project progress and timeline and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of Societe Generale’s and ING Bank N.V.’s due diligence requirements in connection with the Terronera Project financing; the final terms of the financing and the Company’s ability to successfully drawdown funds thereunder; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully secure a debt facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022

Revenue	$50,071	$30,782	$105,532	$88,522

Cost of sales:
Direct production costs	25,478	19,828	51,994	46,549
Royalties	5,749	2,194	12,284	6,511
Share-based payments	(294)	113	(162)	240
Depreciation, depletion and amortization	6,596	4,175	12,849	10,481
	37,529	26,310	76,965	63,781

Mine operating earnings	12,542	4,472	28,567	24,741

Expenses:
Exploration and evaluation	4,359	3,784	8,523	7,000
General and administrative	2,358	1,348	7,275	5,645
Care and maintenance costs	-	189	-	379
Write off of mineral properties	435	500	435	500
	7,152	5,821	16,233	13,524

Operating earnings (loss)	5,390	(1,349)	12,334	11,217

Finance costs	374	336	774	634

Other income (expense):
Foreign exchange gain (loss)	1,855	(289)	3,744	522
Gain on asset disposal	5	-	67	-
Investment and other	(2,722)	(6,872)	1,360	(1,052)
	(862)	(7,161)	5,171	(530)

Earnings (loss) before income taxes	4,154	(8,846)	16,731	10,053

Income tax expense:
Current income tax expense	4,442	1,325	8,887	2,340
Deferred income tax expense	766	1,752	2,442	7,974
	5,208	3,077	11,329	10,314

Net earnings (loss) and comprehensive earnings for the period	$(1,054)	$(11,923)	$5,402	$(261)

Basic earnings (loss) per share based on net earnings	$(0.01)	$(0.07)	$0.03	(0.00)
Diluted earnings (loss) per share based on net earnings	$(0.01)	$(0.07)	$0.03	(0.00)

Basic weighted average number of shares outstanding	191,446,597	180,974,609	190,867,192	176,291,929
Diluted weighted average number of shares outstanding	191,446,597	184,569,970	192,811,731	179,018,499

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	June 30,	December 31,
	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$43,504	$83,391
Other investments	8,136	8,647
Accounts and other receivables	17,567	13,136
Income tax receivable	166	4,024
Inventories	30,531	19,184
Prepaid expenses	25,524	16,951
Loans receivable	1,250	1,000
Total current assets	126,678	146,333

Non-current deposits	660	565
Non-current income tax receivable	3,570	3,570
Non-current other investments	-	1,388
Non-current IVA receivable	14,695	10,154
Non-current loans receivable	2,186	2,729
Right-of-use leased assets	914	806
Mineral properties, plant and equipment	256,307	233,892
Total assets	$405,010	$399,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$35,719	$39,831
Income taxes payable	7,289	6,616
Loans payable	5,000	6,041
Lease liabilities	431	261
Total current liabilities	48,439	52,749

Loans payable	6,361	8,469
Lease liabilities	810	812
Provision for reclamation and rehabilitation	9,574	7,601
Deferred income tax liability	15,386	12,944
Other non-current liabilities	1,063	968
Total liabilities	81,633	83,543

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 191,505,299 shares (Dec 31, 2022 - 189,995,563 shares)	662,029	657,866
Contributed surplus	3,793	6,115
Retained earnings (deficit)	(342,445)	(348,087)
Total shareholders' equity	323,377	315,894
Total liabilities and shareholders' equity	$405,010	$399,437

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Three months ended			Six months ended
	June 30,		June 30,	June 30,		June 30,
	2023		2022	2023		2022

Operating activities
Net earnings (loss) for the period	$(1,054)		$(11,923)	$5,402		$(261)

Items not affecting cash:
Share-based compensation	415		972	2,040		2,499
Depreciation, depletion and amortization	6,973		4,324	13,592		10,786
Writte off of exploration properties	435		500	435		500
Deferred income tax expense	766		1,752	2,442		7,974
Unrealized foreign exchange loss (gain)	519	-	(84)	1,614	-	(220)
Finance costs	374		336	774		634
Accretion of loans receivable	(114)		-	(207)		-
Loss (gain) on asset disposal	(5)		105	(67)		46
Loss on other investments	3,150		7,626	53		2,269
Performance and deferred share units settled in cash	-		-	(2,118)		-
Net changes in non-cash working capital	(6,606)		(22,156)	(19,508)		(21,042)
Cash from (used in) operating activities	4,853		(18,548)	4,452		3,185

Investing activities
Proceeds on disposal of property, plant and equipment	-		48	-		82
Mineral properties, plant and equipment	(23,864)		(15,451)	(44,581)		(28,448)
Purchase of other investments	-		(748)	-		(2,119)
Proceeds from disposal of other investments	1,846		-	1,846		-
Redemption of (investment in) non-current deposits	(163)		2	(95)		4
Cash used in investing activities	(22,181)		(16,149)	(42,830)		(30,481)

Financing activities
Repayment of loans payable	(1,575)		(1,214)	(3,149)		(2,297)
Repayment of lease liabilities	(86)		(54)	(149)		(106)
Interest paid	(214)		(204)	(453)		(381)
Public equity offerings	-		-	-		46,001
Exercise of options	641		1,448	2,453		1,578
Proceeds from loans receivable	400		-	500		-
Share issuance costs	-		(15)			(2,812)
Performance and deferred share units witholding tax settlement	-		(6)	(294)		(1,903)
Cash from (used in) financing activities	(834)		(45)	(1,092)		40,080

Effect of exchange rate change on cash and cash equivalents	16		(46)	(417)		139

Increase (decrease) in cash and cash equivalents	(18,162)		(34,742)	(39,470)		12,784
Cash and cash equivalents, beginning of the period	61,650		151,014	83,391		103,303
Cash and cash equivalents, end of the period	$43,504		$116,226	$43,504		$116,226